יגאל ארנון ושות'
עורכי דין ונוטריון
YIGAL ARNON & CO.
ADVOCATES AND NOTARY

02 DEC 23 AM 11:29

02060720

Tel Aviv December 18, 2002
Ref. Let. to SEC- 18.12.2002

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

SUPPL

Direct Dial: 972-3-6087842
Direct Fax: 972-3-6087713
E-mail: orly@arnon.co.il

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

By Courier

Arelnet Ltd.

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 SEC File No. 82-5076

Ladies and Gentlemen:

Further to the distribution by BVR Technologies Ltd. (NASDAQ: BVRT) of all of its holdings in VIZRT Ltd. ("VIZ" or the "Company") to its shareholders pro-rata, on April 23, 2002, we are submitting the following information on behalf of VIZ in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Enclosed as Schedule 1 hereto is a list of information that the Company has:

1. made or is required to make public pursuant to the laws of Israel;

2. filed with the Neur Markt, Frankfurt, Germany (the "Neur Markt") and which was made public by such exchange; and

3. distributed to its security holders.

Yigal Arnon
Dror Vigdor
Rami Kook
Paul H. Baris
Nira Kuritzky
Amalia Meshi
Amnon Lorch
Eran Ilan
Hagai Shmueli
Barry Levenfeld
David H. Schapiro
Hagit Bavly
Orna Sasson
Barak Tal
Shiri Shaham
Doron Tamir
Daniel Abarbanel
Benjamin Horef
David Osborne
Gil Oren
Ronit Amir
Orly Tsioni
Assaf Shaham
Mordehai Baicz
Barak Platt
Harry Kirsh
Eric Sherby
Vered Eitani
Ezra Baris
Michal Sagmon
Rafi Etinger
Dikla Drori
Asaf Eylon
Sheryl Ochayon
Michal Sinai
Dafna Stern
Limor Gelfand
Yoav Caspi
Yuval Shalheveth
David Berinson
Jacob Ben Chitrit
Eric Wachstock
Ori Weinroth
Adrian Daniels
James Raanan
Limor Panigel
David Eisen
Ben Sandler
Daniel Marcovic
Eric Swartz
Odelia Arad
Yuval Bargil
Boaz Feel
Simon Weintraub
Ari Fried
Andy German
Shai Vered
Ron Zakai
Bat-Ami Brot
Peter Sugarman
Yoheved Novogroder
Amir Iliescu
Amos Naim
Ruth Loven
Edna Degani
Nimrod Rosenblum
Sharon Rokni
Niva Gurevitch
Elie Sprung
Tomer Wisblech
Adam Spruch
Natan Heyman
Aaron Jaffe

Tel-Aviv
1 Azrieli Center
Zip Code: 67021
Tel. (972) 3-608-7777
Fax. (972) 3- 608-7724
arnonta@arnon.co.il

Jerusalem
31 Hillel Street
P.O.Box 69

00e 1/9

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents set forth in Schedule I.

If you have any questions regarding this filing, or require any additional information, please contact me at 972-3-608-7842.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it in the self addressed envelope.

Sincerely yours,

Orly Tsioni, Adv.

Schedule 1

vizrt to apply for the Prime Standard segment
vizrt appoints a new Board Member

Bergen, Norway, December 18, 2002, **vizrt** Ltd. (Neuer Markt: VIZ), the world's leading real-time digital graphics and live TV content management company, announced today that the Company's Board of Directors has approved the application for listing in the Prime Standard segment of the Frankfurt Stock Exchange.

"We are pleased with this decision that underlines **vizrt**'s aim to fulfill the highest international transparency requirements we're already applying" said Bjarne Berg, President and CEO of **vizrt**.

In addition **vizrt**'s Board has appointed Mr. Reidar Michaelsen as a new member of the Board of Directors. Since 1993 Mr. Michaelsen has been Chairman and Chief Executive Officer of PGS ASA. In addition, Mr. Michaelsen serves as Chairman and Board Member of a number of companies and his extensive experience will further contribute to **vizrt**'s Board of Directors. Mr. Michaelsen received a degree in business economics from the Norwegian School of Management in 1968 and an M.B.A. from the University of Wisconsin in 1975.

About **vizrt**:
vizrt is a public company traded on the Neuer Markt (VIZ). **vizrt** develops, markets and supports a complete range of scalable, graphics-based software systems for the real-time creation, management and delivery of rich visual content for TV broadcast, public display, feature films and the Web. The company specializes in visualization for all platforms. Products include real time on-air 3-d systems, virtual studio systems and global 3-d map databases. The company's tools deliver improved workflow and productivity with a consistent high quality on-air look. The company has a strong reputation for user-friendly software, timesaving template graphics linked to vizrt's own asset management and automation system. **vizrt** systems are frequently used in News, Sports, Financial, weather and other programs where speed of graphical rendering is paramount.
For further information please refer to www.vizrt.com